**OFFERING STATEMENT FOR**
MEDIOR INC.

1. THE COMPANY AND ELIGIBILITY

The name of issuer is Medior Inc. (the "Company").

Medior Inc.:

- Is organized under, and subject to, the laws of the State of Delaware;
- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act");
- Is not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding ("Reg CF");
- Has filed with the Securities and Exchange Commission (the "Commission") and provided to investors all required ongoing annual reports required by Reg CF during the period that the issuer was required to file such reports);
- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

In addition, the issuer (which has no predecessors) has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Reg CF.

2. DIRECTORS, OFFICERS AND PROMOTERS OF THE COMPANY

The following individuals represent the company as a director, officer or promoter of the offering:

Colin Breeze

Colin Breeze is director and president of Medior Inc. He brings deep transactional and capital formation experience. Before forming the issuer, he worked with serial entrepreneurs in the healthcare technology space as an advisor. In addition, Colin has practiced corporate and securities law since 1998, advising private and public companies and private equity funds in all aspects of their organization: capital raising, reporting, investor relations, transactions, intellectual property protection, governance and transparency.

Colin specializes in all areas of corporate, securities and partnership transactions, including the formation and financing of companies, public offerings, debt transactions, corporate governance and investor-side financings. Colin's experience spans the entire business lifecycle, including strategic decisions and coaching prior to company or fund formation, business development, growth stage financing, initial public offerings and mergers and acquisitions.

Since October 2019, Colin has served as a managing member and CEO of Alpha Capital, LLC, a financial technology and life sciences firm and an affiliate of the issuer. At Alpha Capital, Colin is responsible for executive functions, overseeing finance, marketing, business development and compliance.

Since 2004, Colin has managed Breeze Ventures Management, LLC, a private investment firm and consulting business.

Vladimír Matha

Vladimír has held positions of senior research, head of R&D and chief executive officer of large pharmaceuticals manufacturers IVAX and EMS since 1991.

From 2015, he has served as CEO of Retorta s.r.o., where his team works on developing new delivery systems of water insoluble immunosuppressive compounds. Since 2016, he has served as Chairman of the board of GeminiPharmChem, which works on strain improvement of microbial strains and processes.

Vladimír has published over 150 academic articles covering pharmaceuticals, biology and biotechnology, and received in 2012 the Czech Transplant Society's award for his role in developing the generic form of Czech cyclosporine A. He is co-author of "Kompendium der Immunologie" (Springer).

Vladimir received his Ph.D. from the Czechoslovak Academy of Sciences in 1985.

Enrico Pesenti

Enrico brings deep technical insight as a researcher and academic. He has served as vice president at Nerviano Medical Sciences Group. Enrico first joined NMS group company Accelera Srl, a pre-clinical contract research organization, in 2012 as chief executive officer.

Enrico's career spans over 30 years in drug development and discovery. He is expert in modeling, imaging, histology and immunohistochemistry.

Enrico holds a doctorate in veterinary medicine from the University of Milan. He is co-author of over 50 peer-reviewed publications and co-inventor on 28 patent applications.

Medior currently has one full time team member with an additional two part-time team members. All other services are provided by outsourced consultants.

3. PRINCIPAL SECURITY HOLDERS

The following table sets forth the name and ownership level of each person, as of January 8, 2021, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% Ownership of Outstanding Voting Securities	% of Voting Power Prior to Offering
BioSchema LLC	100%	100%
Total	100%	100%

4. BUSINESS AND ANTICIPATED BUSINESS PLAN

About the Company and Approach

Medior is a biosciences company seeking to repurpose existing antiviral medications to treat SARS-CoV-2 ("Covid-19").

New drug development takes years and substantial capital investment, while repurposing existing drugs can deliver effective therapies faster and at a fraction of the cost.

Repurposing existing drug therapies already approved for different diseases is often a value-proving exercise that enables faster deployment of novel treatments. In the case of anti-viral medications, this repurposing process may include structural modifications of existing molecules with antiviral activity into potential active complex molecules.

By using various drug properties as well as properties of other “catalyst” compounds, we anticipate using computer models to predict the probability of occurrence of a specific desired outcome using various combinations.

Our Technology and Treatment

Our goal is to develop an antiviral therapy to inhibit growth and multiplication of the Covid-19. We are working with a known, recognized anti-viral drug: a small molecular weight compound that is an orally active interferon inducer. Our target induces the formation of interferons (alpha, beta, gamma) by intestinal epithelial cells, hepatocytes, T-lymphocytes, and granulocytes. After ingestion, the maximum production of interferon is determined in the sequence of the intestine-liver-blood after 4-24 hours.

We believe that our proposed drug may work by activating specific innate immune system pathways that suppress viral replication. One candidate target is the RIG-like receptor (RLR) signaling pathway that can recognize intracellular viral RNA and induce a cellular response that leads to induction of interferons.

Our proposed treatment relies on lyosomotropic amines. Lysosomotropic amines are able to diffuse freely and rapidly across the membranes of acidic cytoplasmic organelles in their unprotonated form; when they enter the acidic environment, they become protonated.

Our drug is an amphiphilic cationic compound, and its lysosomotropic mechanism may also have an important role as our proposed drug blocks viral entry. Cationic amphiphilic drugs have been proposed recently as a useful starting point for broad spectrum antivirals.

Results to Date

We have seen that our drug has a direct antiviral effect, confirmed via *in vitro* tests (Ekins *et al.*, 2020). Recent antiviral screening data for our proposed drug were generated under the NIAID-DMID NCEA antiviral *in vitro* screening services. Our research data suggest that *in vitro* antiviral data in Vero cells may underestimate antiviral activity due to lacking interferon pathways.

We see that our proposed drug highly accumulates in lysosomes/endosomes and their membranes, reaching about 100-fold higher intracellular than their extracellular concentration.


CORONAVIRUS
Lysosomotropic CADs accumulate in biological membranes
CADs accumulate in cells, (especially lysosomes and late endosomes):
↓ endocytosis
↓ autophagy
↓ membrane trafficking
↑ endosomal/lysosomal pH
↑ lysosomal volume
↑ phospholipid accumulation
EARLY ENDOSOME
LATE ENDOSOME
LYSOSOME
REPLICATION
NUCLEUS
RELEASE OF VIRIONS
PACKING OF VIRIONS
ENDOPLASMIC RETICULUM

[Interaction of lysosomotropic cationic amphiphilic drugs (CADs) and coronavirus with membrane trafficking in the cell (Norinder et al., 2020)]

This suggests that repurposing our drug should have a substantial potential effect on the Covid-19 virus.

Preliminary data suggest that our drug, which was originally developed as an influenza antiviral treatment, could also be effective against other coronaviruses. *In vitro* studies indicate pan-coronavirus activity.



IC60 = 4.09; CC60= 19.67; S = 4.81

■ Blue squares represent inhibition of virus infection (%)
▲ Red triangles represent cell viability (%).

[Anti-SARS-CoV-2 in vitro efficacy (Kim et al, 2020)]

Our Research and Development Pathway

Medior is on a 6-step path to regulatory approval and commercialization.

1. Hypothesis, *in vitro* study, and non-GMP pharmaceutical development (complete)
2. *In vivo*, additional development with clinical study partner (to be funded from current offering)
3. Dossier preparation and submission to European regulatory agency
4. Phase III clinical studies and bioequivalence studies
5. FDA submission and additional clinical trials
6. FDA approval and commercialization

5. RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Development of Our Products and Product Candidates

We may not succeed in our development efforts.

We commenced operations in 2020 and are pre-revenue.

We may fail to develop our products on schedule, or at all. If this were to occur, our costs would increase and our ability to generate revenue could be impaired.

Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials.

To gain approval to market a product for the treatment of a specific disease, we must provide the FDA and foreign regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of that product for the intended indication applied for in the respective regulatory file. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway and safety or efficacy observations made in clinical studies. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct.

We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all, which may require us to, among other things, cease development efforts.

The commencement or completion of any of our clinical trials may be delayed, halted or discontinued for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on clinical hold;
- patients do not enroll in clinical trials at the rate we expect;
- patients experience adverse side effects or unsafe toxicity levels;
- patients withdraw or die during a clinical trial for a variety of reasons, including adverse events associated with the advanced stage of their disease and medical problems that may or may not be related to our products or product candidates;
- the interim results of the clinical trial are inconclusive or negative;
- our trial design, although approved, is inadequate to demonstrate safety and/or efficacy;
- third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;
- our contract laboratories fail to follow good laboratory practices; or
- sufficient quantities of the trial drug are not available.

Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. If there are any significant delays for any of our other current or planned clinical trials, our business, financial condition, financial results and the commercial prospects for our products and product candidates will be harmed, and our prospects for profitability will be impaired.

In addition, delays or discontinuations of our clinical trials could require us to cease development efforts of a product candidate in part or altogether. There can be no assurances that an adverse event will not occur that would require us to discontinue some or all of the cohorts of a new or ongoing clinical trial. If this were to occur, we may be required to delay or cease development efforts for certain product candidates, which will harm our business or financial condition and the commercial prospects for our products and product candidates.

Risks Related to Government Regulation and Approval of our Product Candidates and Products

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases.

We are not permitted to market our product candidates in the United States until we receive approval of from the FDA, or in any foreign countries until we receive the requisite approval from such countries. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate with evidence gathered in preclinical and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. Our failure to adequately demonstrate the safety and effectiveness of any of our products or product candidates for the treatment of particular diseases may delay or prevent our receipt of the FDA's and foreign regulatory authorities' approval and, ultimately, may prevent commercialization of our products and product candidates for those diseases. The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on the benefits and risks in a particular disease, any of our products or product candidates should be granted approval for the treatment of that particular disease. Even if we believe that a clinical trial or trials has demonstrated the safety and statistically significant efficacy of our products for the treatment of a disease, the results may not be satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and foreign regulatory authorities in different ways, which could delay, limit or prevent regulatory approval.

In addition, in the course of its review of a regulatory application, the FDA or other regulatory authorities may conduct audits of the practices and procedures of a company and its suppliers and contractors concerning manufacturing, clinical study conduct, non-clinical studies and several other areas. If the FDA and/or other regulatory authorities conducts an audit relating to a regulatory application submitted by us and finds a significant deficiency in any of these or other areas, the FDA or other regulatory authorities could delay or not approve our regulatory application. If regulatory delays are significant or regulatory approval is limited or denied altogether, our financial results and the commercial prospects for those of our products or product candidates involved will be harmed, and our prospects for profitability will be significantly impaired.

We are subject to extensive and rigorous governmental regulation, including the requirement of FDA or other regulatory approval before our products and product candidates may be lawfully marketed.

Both before and after the approval or our product candidates and product, we, our product candidates, our product, our operations, our facilities, our suppliers, and our contract manufacturers, contract research organizations, and contract testing laboratories are subject to extensive regulation by governmental authorities in the United States and other countries, with regulations differing from country to country. In the United States, the FDA regulates, among other things, the pre-clinical testing, clinical trials, manufacturing, safety, efficacy, potency, labeling, storage, record keeping, quality systems, advertising, promotion, sale and distribution of therapeutic products. Failure to comply with applicable requirements could result in, among other things, one or more of the following actions: notices of violation, untitled letters, warning letters, fines and other monetary penalties, unanticipated expenditures, delays in approval or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating restrictions; injunctions; and criminal prosecution. We or the FDA, or an institutional review board, may suspend or terminate human clinical trials at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Our product candidates cannot be lawfully marketed in the United States without FDA approval. Any failure to receive the marketing approvals necessary to commercialize our product candidates could harm our business.

The regulatory review and approval process of governmental authorities, which includes the need to conduct nonclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain, and regulatory standards may change during the development of a particular product candidate. We are not permitted to market our product candidates in the United States or other countries until we have received requisite regulatory approvals. For example, securing FDA approval requires the submission of a regulatory application to the FDA. The approval application must include extensive nonclinical and clinical data and supporting information to establish the product candidate's safety and effectiveness for each indication. The approval application must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA review process typically takes significant time to complete and approval is never guaranteed. If a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling, impose restricted distribution programs, require expedited reporting of certain adverse events, or require costly ongoing requirements for post-marketing clinical studies and surveillance or other risk management measures to monitor the safety or efficacy of the product. Markets outside of the United States also have requirements for approval of drug candidates with which we must comply prior to marketing. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure we will be able to obtain regulatory approval in other countries, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. Also, any regulatory approval of any of our products or product candidates, once obtained, may be withdrawn.

The FDA has increased its attention to product safety concerns in light of recent high profile safety issues with certain drug products, in the United States. Moreover, heightened Congressional scrutiny on the adequacy of the FDA's drug approval process and the agency's efforts to assure the safety of marketed drugs has resulted in proposed agency initiatives and new legislation addressing drug safety issues. If adopted, any new legislation or agency initiatives could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. These restrictions or requirements could require us to conduct costly studies.

In addition, we, our suppliers, our operations, our facilities, and our contract manufacturers, our contract research organizations, and our contract testing laboratories are required to comply with extensive FDA requirements both before and after approval of our products. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our product candidates and our products. Also, quality control and manufacturing procedures must continue to conform to current Good Manufacturing Practices, or cGMP, regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. In addition, discovery of safety issues may result in changes in labeling or restrictions on a product manufacturer or regulatory application holder, including removal of the product from the market.

If the FDA imposes significant restrictions or requirements related to our products for any disease, or withdraws its approval of any of our products for any disease for which it has been approved, our revenue would decline.

The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose additional requirements for post-approval studies. Later discovery of previously unknown problems with any of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. Any new approval for any other disease that we target, if granted, could be withdrawn for failure to comply with regulatory requirements or to meet our post-approval commitments. If approval for a disease is withdrawn, we could no longer market the affected product for that disease. In addition, governmental authorities could seize our inventory of such product, force us to recall any product already in the market, or subject us to criminal or civil penalties, if we fail to comply with FDA or other governmental regulations.

If we fail to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, we could be subject to regulatory enforcement action by the FDA or other governmental authorities as well as follow-on actions filed by consumers and other end-payors, which actions could result in substantial fines, sanctions and damage awards against us, any of which could harm our business.

The FDA has authority to regulate advertising and promotional labeling for our products under the Federal Food, Drug, and Cosmetic Act and implementing regulations. In general, that authority requires advertising and promotional labeling to be truthful and not misleading, and consistent with the information in the product's approved label, including that a product may be marketed only for the approved indications. Physicians may prescribe commercially available drugs for uses that are not described in the product's labeling and that differ from those uses tested by us and approved by the FDA. Such off-label uses are common across medical specialties. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA and other governmental agencies do, however, restrict manufacturers' communications on the subject of off-label use. Companies may not promote FDA approved drugs for off-label uses. The FDA and other governmental authorities actively enforce regulations prohibiting promotion of off-label uses. The federal government has levied large civil and criminal fines against manufacturers for alleged improper promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which certain promotional conduct is changed or curtailed. We are aware of many instances, in which the Office of the Inspector General of the FDA has sought and secured criminal penalties and/or a corporate integrity agreement against pharmaceutical manufacturers requiring payment of substantial fines and monitoring of certain promotional activities to ensure compliance with FDA regulations

If the FDA or any other governmental agency initiates an enforcement action against us and it is determined that we violated prohibitions relating to off-label promotion in connection with past or future activities, we could be subject to civil and/or criminal fines and sanctions such as those noted above in this risk factor, any of which would have an adverse effect on our revenue, business and financial prospects. As a follow-on to such governmental enforcement actions, consumers and other end-payors of the product may initiate action against us claiming, among other things, fraudulent misrepresentation, civil RICO, unfair competition, violation of various state consumer protection statutes, and unjust enrichment.

The pricing and profitability of our products may be subject to control by government and other third-party payors.

The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize our products. For example, in most foreign markets, the pricing and/or profitability of prescription pharmaceuticals are subject to governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. These new and any future cost-control initiatives could decrease the price that we would receive for products that we may develop in the future, which would reduce our revenue and potential profitability.

Our failure or alleged failure to comply with anti-kickback and false claims laws could result in civil and/or criminal sanctions and/or harm our business.

We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws. Subject to certain exceptions, the anti-kickback laws make it illegal for a prescription drug manufacturer to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal and state and third-party payment for our products, and the sale and marketing of our products, could become subject to scrutiny under these laws.

In addition, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their "off-label" promotion of drugs.

If the government were to allege that we were, or convict us of, violating these laws, there could be a material adverse effect on us. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities.

Risks Related to Manufacturing and Our Dependence on Third Parties

The manufacturing and manufacturing development of our products and product candidates present technological, logistical and regulatory risks, each of which may adversely affect our potential revenue.

The manufacturing and manufacturing development of pharmaceuticals, and, in particular, biologicals, are technologically and logistically complex and heavily regulated by the FDA and other governmental authorities. The manufacturing and manufacturing development of our products and product candidates present many risks, including, but not limited to, the following:

- It may not be technically feasible to scale up an existing manufacturing process to meet demand or such scale-up may take longer than anticipated; and
- Failure to comply with strictly enforced good manufacturing practices regulations and similar foreign standards may result in delays in product approval or withdrawal of an approved product from the market. For example, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard "notice of observations." Failure to correct any deficiency could result in manufacturing delays.

Any of these factors could delay clinical trials, regulatory submissions and/or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

Our manufacturing strategy, which relies on third-party manufacturers, exposes us to additional risks as a result of which we may lose potential revenue.

We do not have the resources, facilities or experience to manufacture our products ourselves. Completion of our clinical trials and commercialization of our products requires access to, or development of, manufacturing facilities that meet FDA standards to manufacture a sufficient supply of our products. The FDA must approve facilities that manufacture our products for commercial purposes, as well as the manufacturing processes and specifications for the product. We depend on third parties for the manufacture of our product candidates for preclinical and clinical purposes, and we rely on third parties with FDA approved manufacturing facilities for the manufacture of our products for commercial purposes.

Our manufacturing strategy for our products and product candidates presents many risks, including, but not limited to, the following:

- If market demand for our products is less than our purchase obligations to our manufacturers, we may incur substantial penalties and substantial inventory write-offs.
- Manufacturers of our products are subject to ongoing periodic inspections by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.
- When we need to change third party manufacturers of a particular pharmaceutical product, the FDA and foreign regulatory authorities must approve the new manufacturers' facilities and processes prior to our use or sale of products it manufactures for us. This requires demonstrated compatibility of product, process and testing and compliance inspections. Delays in transferring manufacturing technology between third parties could delay clinical trials, regulatory submissions and commercialization of our product candidates.
- Our manufacturers might not be able or refuse to fulfill our commercial or clinical trial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market or clinical trial demands.
- We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.
- Our product costs may increase if our manufacturers pass their increasing costs of manufacture on to us.
- If third-party manufacturers do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain or maintain regulatory approvals for our products and product candidates and will not be able to successfully commercialize our products and product candidates. In such event, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.
- If our agreement with a third-party manufacturer expires, we may not be able to renegotiate a new agreement with that manufacturer on favorable terms, if at all. If we cannot successfully complete such renegotiation, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.

Any of these factors could delay clinical trials, regulatory submissions or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

We rely on third parties to conduct clinical trials for our products and product candidates, and those third parties may not perform satisfactorily.

If our third-party contractors do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in or prevented from obtaining regulatory approvals for our products and product candidates and may not be able to successfully commercialize our products and product candidates for targeted diseases. We do not have the ability to independently conduct clinical trials for all of our products and product candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. Our ability to monitor and audit the performance of these third parties is limited. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed, resulting in potentially substantial cost increases to us and other adverse impacts on our product development efforts. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

Risks Related to the Commercialization of Our Products and Product Candidates

Even if regulatory authorities approve our products or product candidates for the treatment of the diseases we are targeting, our products may not be marketed or commercially successful.

We anticipate that the annual cost for treatment for each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market any of our products or product candidates for an approved disease because we believe that it may not be commercially successful. Market acceptance of and demand for our products and product candidates will depend on many factors, including, but not limited to:

- cost of treatment;
- pricing and availability of alternative products;
- ability to obtain third-party coverage or reimbursement for our products or product candidates to treat a particular disease;
- perceived efficacy relative to other available therapies;
- shifts in the medical community to new treatment paradigms or standards of care;
- relative convenience and ease of administration; and
- prevalence and severity of adverse side effects associated with treatment.

If third-party payors do not provide coverage or reimburse patients for our products, our revenue and prospects for profitability will suffer.

Our ability to commercialize our products or product candidates for particular diseases is highly dependent on the extent to which coverage and reimbursement for our products is available from:

- private health insurers, including managed care organizations;
- governmental payors, such as Medicaid, the U.S. Public Health Service Agency or the Veterans' Administration; and
- other third-party payors.

Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products, particularly with respect to products that are prescribed by physicians for off-label use. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, market acceptance of our products will be reduced, and our sales will suffer. Many third-party payors provide coverage or reimbursement only for FDA approved indications.

Often, third-party payors make the decision to reimburse an off-label prescription based on whether that product has a compendium listing. A drug compendium is produced by a compendia body, such as the United States Pharmacopoeia Drug Information, that lists approved indications that a product has received from the FDA. The compendia bodies also evaluate all of the clinical evidence to determine whether an off-label use of a product should be listed in the compendia as medically appropriate. A compendium listing of an off-label use is a condition typically required by third-party payors, such as Medicare and private payors, to cover that use. Applications for a compendia listing are often based upon the publication of certain data in peer reviewed journals whose publication is often outside the applicant's control.

The activities of competitive drug companies, or others, may limit our products' revenue potential or render them obsolete.

Our commercial opportunities will be reduced or eliminated if our competitors develop or market products that, compared to our products or product candidates:

- are more effective;
- have fewer or less severe adverse side effects;
- are better tolerated;
- have better patient compliance;

- receive better reimbursement terms;
- are more accepted by physicians;
- are more adaptable to various modes of dosing;
- have better distribution channels;
- are easier to administer; or
- are less expensive.

Even if we are successful in developing effective drugs, our products may not compete effectively with our competitors' current or future products. In addition, there are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products, some of which may target the same indications as our product candidates. Our competitors include larger, more established, fully integrated pharmaceutical companies and biotechnology companies that have substantially greater capital resources, existing competitive products, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.

Risks Related to Our Intellectual Property Rights

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products or product candidates.

Our commercial success will depend in part on obtaining and maintaining patent protection on our products and product candidates and successfully defending these patents against third-party challenges. Our ability to commercialize our products will also depend in part on the patent positions of third parties, including those of our competitors. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict with certainty the scope and breadth of patent claims that may be afforded to other companies' patents. We could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate suits to protect our patent rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any of our issued patents or those of our licensors will be valid and enforceable;
- any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a material adverse effect on our business.

If a third party has been or is in the future issued a patent that blocked our ability to commercialize any of our products, alone or in combination, for any or all of the diseases that we are targeting, we would be prevented from commercializing that product or combination of products for that disease or diseases unless we obtained a license from the patent holder. We may not be able to obtain such a license to a blocking patent on commercially reasonable terms, if at all. If we cannot obtain, maintain and protect the necessary proprietary rights for the development and commercialization of our products or product candidates, our business and financial prospects will be impaired.

Over time, we will lose our ability to rely upon the intellectual property we currently own to prevent competing products, which may impair our ability to generate revenue.

We will be subject to competition from third parties, which could impair our ability to generate revenue.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and could adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability and the ability of our collaborators to avoid infringing patents and proprietary rights of third parties. Third parties may accuse us or our collaborators of employing their proprietary technology in our products, or in the materials or processes used to research or develop our products, without authorization. Any legal action against our collaborators or us claiming damages and/or seeking to stop our commercial activities relating to the affected products, materials and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to utilize the affected materials or processes or to manufacture or market the affected products. We cannot predict whether we, or our collaborators, would prevail in any of these actions or whether any license required under any of these patents would be made available on commercially reasonable terms, if at all. If we are unable to obtain such a license, we, or our collaborators, may be unable to continue to utilize the affected materials or processes or manufacture or market the affected products or we may be obligated by a court to pay substantial royalties and/or other damages to the patent holder. Even if we are able to obtain such a license, the terms of such a license could substantially reduce the commercial value of the affected product or products and impair our prospects for profitability. Accordingly, we cannot predict whether or to what extent the commercial value of the affected product or products or our prospects for profitability may be harmed as a result of any of the liabilities discussed above. Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business.

If the owners of the intellectual property we license fail to maintain the intellectual property, we may lose our rights to develop our products or product candidates.

We generally do not control the patent prosecution of intellectual property that we license from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over intellectual property that we own, and, as a result, we may lose our rights to such intellectual property and incur substantial costs.

If our employees, consultants and vendors do not comply with their confidentiality agreements or our trade secrets otherwise become known, our ability to generate revenue and profits may be impaired.

Patent prosecution may not be appropriate or obtainable for certain of our technologies, and we may instead protect such proprietary information as trade secrets. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements generally provide that all confidential information developed or made known to an individual or company during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees and consultants, our agreements generally provide that all inventions made by the individual while engaged by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. If our trade secrets become known, we may lose a competitive advantage and our ability to generate revenue may therefore be impaired.

By working with corporate partners, research collaborators and scientific advisors, we are subject to disputes over intellectual property, and our ability to obtain patent protection or protect proprietary information may be impaired.

Under our potential research and development agreements, inventions discovered in certain cases may become jointly owned by our corporate partner and us and in other cases become the exclusive property of one of us. It can be difficult to determine who owns a particular invention, and disputes could arise regarding those inventions. These disputes could be costly and could divert management's attention from our business. Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information, which could impair our ability to generate revenue.

Risks Related to Our Financial Results and Other Risks Related to Our Business

Budget or cash constraints may force us to delay our efforts to develop certain products in favor of developing others, which may prevent us from meeting our stated timetables and commercializing those products as quickly as possible, or take certain cost saving efforts that could harm our financial results.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development resources. Accordingly, we may choose to delay our research and development efforts for a promising product candidate to allocate those resources to another program, which could cause us to fall behind our initial timetables for development of certain product candidates. As a result, we may not be able to fully realize the value of some of our product candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

Due to cash constraints or for strategic business reasons we may decide to take certain actions that reduce our expenses.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

We believe proceeds from our current offering will be sufficient to fund our operating expenses and capital requirements under our current business plan through at least the end of 2022. However, our current plans and assumptions may change, and our capital requirements may increase. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The testing, marketing and sale of medical products entail an inherent risk of product liability. We have product liability risk for all of our product candidates and for all of the clinical trials we conduct. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to obtain clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Our use of hazardous materials, chemicals, viruses and radioactive compounds exposes us to potential liabilities.

Our research and development activities involve the controlled use and disposal of hazardous materials, chemicals, infectious disease agents and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines, which may not be covered by or may exceed our insurance coverage.

Insurance coverage is increasingly difficult to obtain or maintain.

First- and third-party insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to share that risk in excess of our insurance limits. Furthermore, any first- or third-party claims made on our insurance policies may impact our future ability to obtain or maintain insurance coverage at reasonable costs, if at all.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, as well as the other principal members of our management. None of our employees, including members of our management team, has a long-term employment contract, and any of our employees can leave at any time. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional academic collaborations if we expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business.

6. THE OFFERING AND USE OF PROCEEDS

The Company is offering securities under Regulation CF, through the GoToCrowd portal located at https://gotocrowd.com ("Portal"). The Regulation CF section of the Portal is managed by G.F. Investment Services, LLC., a FINRA/SEC registered broker-dealer that will receive cash compensation equal to 2.0% of the value of the securities sold through Regulation CF.

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $50,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $50,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Oversubscriptions, if any, will be allocated on a first come, first served basis.

Changes to the offering, material or otherwise, occurring after a closing, will only impact investments that have yet to be closed.

Funds will be used to scale our sales and operations teams, as well as fund evolution of the BA platform to meet the needs of our users. Approximately 45% of our net proceeds are designated for sales and marketing, 25% for further development efforts and 25% for operational costs.

Use of Proceeds:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$1,000,000
Less: Offering Expenses		
Intermediary Fees	$1,000	$20,000
Accounting Fees	$2,000	$2,000
Legal Fees	$2,000	$25,000
Net Proceeds	$45,000	$953,000
Use of Net Proceeds		
Working Capital	$0	$20,000
Sales & Marketing	$22,500	$33,000
Development	$11,250	$450,000
Operations	$11,250	$450,000
Total Use of Net Proceeds	$45,000	$953,000

7. TRANSACTION MECHANICS AND CANCELLATION

In entering into an agreement on the Portal to purchase securities, both investors and Medior must agree that a transfer agent, which keeps records of our outstanding securities, including the Notes described below (collectively, the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who will hold all investment commitments until a closing.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

8. OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The issuer is offering Series 2021 15% Promissory Notes ("Notes"), a copy of which is included in the Note Purchase Agreement attached as Exhibit A and incorporated here by reference. The Notes pay interest at a rate of 15% per year and carry a minimum return of 15% as described in Exhibit A. If Medior has a liquidity event before the maturity date of the Notes, holders of Notes will receive the greater of (a) the Pro-Rata Liquidity Proceeds (as defined in the Note Purchase Agreement) or (b) the Minimum Return (as defined in the Note Purchase Agreement) of 115% of invested capital. The Notes do not have voting rights and are not convertible into equity securities of Medior.

We may choose to modify the terms of the Notes before the offering is completed. However, if the terms are modified in a material way, we will contact you and give you the opportunity to reconfirm your investment. You must complete your reconfirmation within five business days following your receipt of the notice of a material change; if you do not reconfirm, we will cancel your investment and return your money to you.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

The following tables describe the issued and outstanding securities of the issuer. Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	30,000	100	Yes	No
Preferred Stock	10,000	0	n/a	n/a

No other securities are issued or outstanding. There are no options, warrants or other securities convertible into membership units of the issuer outstanding.

The Notes are being valued at the issuer's discretion, based on its assessment of the capital requirements of the issuer.

Other than the Notes that may be issued in this offering, the issuer does not carry any debt.

The issuer has only conducted one exempt offering prior to the current Notes offering: an issuance of equity units to BioSchema, LLC in reliance on Section 4(a)(2) of the Securities Act in exchange for business plan development with a value in excess of the value of the issuer's equity units.

Neither the issuer nor any affiliated entity of the issuer has been a party to a transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek s to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

9. FINANCIAL CONDITION OF THE ISSUER AND FINANCIAL STATEMENTS

The issuer does not have an operating history.

The issuer is a recently formed corporation seeking capital to conduct further testing and re-purposing of an existing anti-viral drug for use against Covid-19. With this raise, we plan to allocate raised funds to in vitro clinical trials.

Attached as Exhibit B are the issuer's unaudited financial statements, prepared in accordance with U.S. generally accepted accounting principles and comprising balance sheet, statement of income, statement of cash flows, statement of changes in equity and notes to the financial statements, in each case as reviewed by an independent public accountant, together with the independent accountant's signed review report.

10. NO DISQUALIFICATIONS

Neither the issuer, nor any predecessor of the issuer, nor any affiliated issuer, nor any director, officer, general partner or managing member of the issuer, nor any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, nor any promoter connected with the issuer in any capacity at the time of such sale, nor any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, nor any general partner, director, officer or managing member of any such solicitor:

1) Has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   a) in connection with the purchase or sale of any security
   b) involving the making of any false filing with the Commission

c) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
a) in connection with the purchase or sale of any security;
b) involving the making of any false filing with the Commission
c) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
a) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer
(B) engaging in the business of securities, insurance or banking
(C) engaging in savings association or credit union activities
b) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement

4) Is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
a) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; or
b) places limitations on the activities, functions or operations of such person; or
c) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5) Is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
a) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
b) Section 5 of the Securities Act.

6) Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) Has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) Is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

11. OTHER MATERIAL INFORMATION

The following documents are being submitted as part of this offering:

Class of Document	Title of Document	Filename of Document
Investment Documents:	Note Purchase Agreement & Form of Note	Exhibit A (medior_exhibita.pdf)
Financial Statements:	Financial Statements	Exhibit B (medior_exhibitb.pdf)
Governance:	Certificate of Incorporation & Bylaws	Exhibit C (medior_exhibitc.pdf)
Opportunity:	Offering Website File	Exhibit D (medior_exhibitd.jpg)

12. ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days following the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at https://mediorx.com:

The issuer covenants to continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) it has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeem able securities; or

(5) it liquidates or dissolves its business in accordance with state law.